UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of earliest event reported: September 15, 2000

THE MONTANA POWER COMPANY
(Exact name of registrant as specified in its charter)

Montana	**1-4566**	**81-0170530**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

40 East Broadway, Butte, Montana	**59701-9394**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code **(406) 497-3000**

Exhibit Index is found on page 3.

ITEM 5.   Other Events.

Sale of Coal Business

On September 15, 2000, Entech, Inc., our wholly owned subsidiary, entered into a Stock Purchase Agreement with Westmoreland Coal Company, a Delaware corporation, pursuant to which Westmoreland agreed to purchase the companies comprising our coal businesses. The purchase price is $138,000,000, subject to certain adjustments, and we expect the transaction to close before the end of the fourth quarter of 2000. Additional information with respect to this transaction is included in the press release that we issued on September 15, 2000, excerpts from which are attached as Exhibit 99a.

ITEM 7.   Exhibits.

99a   Excerpts from Press Release dated September 15, 2000, "Westmoreland To Acquire Montana Power Coal Business."

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

This Form 8-K may contain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. Forward-looking statements should be read with the cautionary statements and important factors included in the Company's Annual Report on Form 10-K for the year ended December 31, 1999, at Part I, "Warnings About Forward-Looking Statements." Forward-looking statements are all statements other than statements of historical fact, including, without limitation, those that are identified by the use of the words "expects," "believes," "anticipates," and similar expressions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


THE MONTANA POWER COMPANY
(Registrant)

By   /s/ J.P. Pederson
     J.P. Pederson
     Vice Chairman and Chief
       Financial Officer


Dated: September 20, 2000

Exhibit Index

<u>Exhibit</u>		<u>Page</u>
99a	Excerpts from Press Release dated September 15, 2000, "Westmoreland To Acquire Montana Power Coal Business."	4

EXCERPTS FROM PRESS RELEASE DATED SEPTEMBER 15, 2000

WESTMORELAND TO ACQUIRE MONTANA POWER COAL BUSINESS

BUTTE *(9/15/2000)* -- Montana Power and Westmoreland Coal Company announced today that Westmoreland has agreed to acquire Montana Power Company's coal business unit for $138 million in cash. The operations produced approximately 20 million tons of coal in 1999. Closing is expected to occur by year-end and is subject to various contingencies, including regulatory approvals.

Proceeds from the sale of the coal unit, like the oil and gas businesses, are expected to be invested in growing Touch America, Montana Power's national fiber-optic and wireless broadband telecommunications subsidiary.

Montana Power offered the coal unit for sale as a package comprised of three operating companies. The largest operation in the coal unit, Western Energy Company, owns and operates the Rosebud Mine located in the northern Powder River Basin near the town of Colstrip, Montana and approximately 25 miles from Westmoreland's Absaloka Mine. Approximately 90% of the production from the mine is sold under long-term contracts to the owners of the four mine-mouth Colstrip power plant units. In 1999, the Rosebud Mine produced and sold 10.6 million tons of coal.

The transaction also includes the purchase of Northwestern Resources Co. which owns and operates the Jewett Mine in Central Texas, and Western SynCoal, which owns and operates a patented coal-enhancement process at a demonstration plant located at the Rosebud mine in Montana. Production from the Jewett Mine is sold under a long-term contract to Reliant Energy, the owner of a two-unit power production facility adjacent to the mine. In 1999 the Jewett Mine produced and sold 8.9 million tons of lignite, and Western SynCoal sold 269,000 tons of enhanced coal.